SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision to Acquire Treasury Shares

	1. Estimated number of shares to be acquired	3,532
	2. Estimated total amount of acquisition (KRW)	186,136,400
	3. Period of acquisition	From July 15, 2026 to October 14, 2026
	4. Expected holding period	-
	5. Purpose of acquisition	Recovery of previously granted long-term incentive shares
	6. Method of acquisition	Over-the-counter acquisition
	7. Intermediary agent	-
	8. Number of treasury shares before acquisition	13,889,877(5.51% of total outstanding shares)
	9. Date of resolution	July 14, 2026
–Attendance of outside directors	Present(No.)	6
	Absent(No.)	1
	10. Limit of share purchase per day (shares)	105,332
	11. Additional Details Relevant to Investment Consideration
–Item 2 above is calculated based on the closing market price on the trading day immediately preceding the date of the board resolution. However, as this matter relates to the cancellation of stock-based compensation, no actual cash expenditure will be incurred.
–The Company’s Audit Committee is composed entirely of outside directors.
–Item 10 above is calculated in accordance with Article 5-5(1)2 of the Regulations on Issuance and Disclosure of Securities, as follows:

Calculation Method: The lesser of (i) the greater of ① and ② below and (ii) ③ below.
① 10% of the number of shares scheduled for acquisition: 353 common shares
② 25% of the average daily trading volume during the one-month period immediately preceding the date of the board resolution: 105,332 common shares
③ 1% of the total number of issued shares: 2,520,216 common shares (rounded down to the nearest whole share)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 14, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader